APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

PATOIS LLC DBA RED'S HOUSE
Income Statement - unaudited
For the periods ended in 2019 & 2020

	Current Period	Prior Period	
	2020	**NOV 2019 - DEC 2019**	
REVENUES			
Sales	$ 136,428.00	$ 28,571.42	
Other Revenue	-	-	
TOTAL REVENUES	**136,428.00**	**28,571.42**	
COST OF GOODS SOLD			
Cost of Sales	65,000.00	10,000.00	
TOTAL COST OF GOODS SOLD	65,000.00	10,000.00	
GROSS PROFIT (LOSS)	71,428.00	18,571.42	
OPERATING EXPENSES			
Advertising and Promotion	10,000.00	5,000.00	
Business Licenses and Permits	-	11,000.00	
Insurance	6,000.00	1,500.00	
Professional Services - Legal, Accounting	4,676.00	2,400.00	
Rental Payments	36,000.00	12,000.00	
Salaries (two owners worked without pay)	-	2,000.00	
TOTAL OPERATING EXPENSES	56,676.00	33,900.00	
OPERATING PROFIT (LOSS)	14,752.00	(15,328.58)	
INTEREST (INCOME), EXPENSE & TAXES			
Interest (Income)	-	-	
Interest Expense	-	-	
Income Tax Expense	-	-	
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-	
NET INCOME (LOSS)	**$ 14,752.00**	**$ (15,328.58)**	

PATOIS LLC DBA RED'S HOUSE
Balance Sheet - unaudited
For the periods ended 2019 & 2020

	Current Period	Prior Period
	31-Dec-20	**31-Dec-19**
ASSETS		
Current Assets:		
Cash	$ 55,000.00	$ 10,500.00
Petty Cash	-	-
Accounts Receivables	-	
Inventory	5,000.00	5,000.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	60,000.00	15,500.00
Fixed Assets:		
Furniture and Equipment	6,000.00	6,000.00
Computer Equipment	4,000.00	4,000.00
Total Fixed Assets	10,000.00	10,000.00
Other Assets:		
Security Deposits	2,700.00	10,000.00
Other Assets	13,678.00	15,000.00
Total Other Assets	16,378.00	25,000.00
TOTAL ASSETS	$ 86,378.00	$ 50,500.00
LIABILITIES		
Current Liabilities:	0	0
Long-Term Liabilities:		
Loans from Shareholders	50,000.00	50,000.00
Total Long-Term Liabilities	50,000.00	50,000.00
EQUITY		
Retained Earnings	5,643.17	20,000.00
Total Equity	5,643.17	20,000.00
TOTAL LIABILITIES & EQUITY	$ 212,021.17	$ 146,000.00

I, Christopher Russell, certify that:

1. The financial statements of PATOIS LLC included in this Form are true and complete in all material respects; and
2. The tax return information of PATOIS LLC included in this Form reflects accurately the information reported on the tax return for PATOIS LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Christopher Russell*

Name: Christopher Russell

Title: Managing Member